                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the Month of September, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

1.   ISSUANCE OF CONVERTIBLE BONDS

     On September 29, 2003, our board of directors has resolved to issue in the overseas market convertible bonds (the "Bonds"). The Bonds will be convertible into approximately 10 million shares of our common stock, representing approximately 1.56% of the total issued shares, currently held in the form of treasury shares, at a conversion price to be decided at a later date. The aggregate principal amount of the Bonds expected to be issued is equivalent to approximately US$250 million with the following terms:

1.  Interest rate:               To be determined.

2.  Conversion price and         To be determined.
    conversion period:

3.  Maturity/Redemption:         5 years with a put option on the third
                                 anniversary.

4.  Underlying shares:           Approximately 10 million shares of our treasury
                                 shares (representing approximately 1.56% of the
                                 total issued shares) or American depositary
                                 shares representing our treasury shares.

5.  Market and method offering:  Outside Korea (through an offering or resale exempted from registration under the U.S.
                                 securities laws)

6.  Timing of the offering:      Within 3 months from the date of our board's
                                 resolution, which is September 29, 2003.

7.  Use of Proceeds:             To repay existing debt.

8.  Underwriters:                To be determined.

2.   CHANGES TO THE PRIVATIZATION PLAN OF POWERCOMM

     On September 29, 2003, our board of directors resolved to revise our privatization plan in respect of Powercomm, our subsidiary, as follows:

--------------------------------------------------------------------------------------------------------
                   PREVIOUS                                             REVISED
--------------------------------------------------------------------------------------------------------
o  Sale in 2003 of approximately 43% of our   o  Disposition of approximately 33% through the issuance
   ownership in Powercomm through listing of     of going public bonds (as described below):
   Powercomm's shares on stock exchange(s):      - following the issuance of going public bonds,
   - sale following listing on an overseas         we plan to dispose of approximately 17% of the
     stock exchange (20.2%);                       shares of Powercomm by listing them on stock
   - sale following listing on a Korean            exchange(s) as market conditions permit; and
     stock exchange (10.0%); and                 - following such listing, approximately 17% is
   - other forms of disposition (12.8%)            expected to be exchanged at the exchange price.
*  43% of the shares of Powercomm             o  The plan to dispose of the remaining 10% will be
   represent 64,694,000 shares.                  determined at a later date.
--------------------------------------------------------------------------------------------------------

     We plan to establish a special purpose vehicle ("SPV"), which will issue going public bonds, i.e. bonds exchangeable into shares of Powercomm upon satisfying certain qualified events, including the listing of the shares of Powercomm on a stock exchange. In furtherance of this transaction and subject to regulatory approval, we plan to issue corporate bonds in the aggregate principal amount equivalent to approximately US$250 million to the SPV (the "KEPCO Bonds"). The SPV will also receive an option to purchase the shares of Powercomm from us (the "Options"). The SPV will then issue going public bonds whose underlying assets consist of the KEPCO Bonds and the Options.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            KOREA ELECTRIC POWER CORPORATION

                                            By: /s/ Lee, Hi-Taek
                                            ------------------------------------
                                            Name: Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date: September 30, 2003